UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at December 17, 2021

Commission File Number:

QUARTZ MOUNTAIN RESOURCES LTD.
(Translation of registrant's name into English)

14th Floor – 1040 W. Georgia Street Vancouver, British Columbia Canada V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F      [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ] Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SUBMITTED HEREWITH

Exhibits
99.1	MANAGEMENT’S DISCUSSION AND ANALYSIS
99.2	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
99.3	Certificate of CEO
99.4	Certificate of CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quartz Mountain Resources Ltd.

Date: December 17, 2021	By:	/s/ Sebastian Tang
Sebastian Tang
Chief Financial Officer